UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*




Please note this amendment is filed to reverse the initial Schedule 13G filed on February 2, 2007 as the intital schedule was filed in error. We have not been, to date, holders of 5% or more of the security.




Republic First Bancorp Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760416107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

  X  Rule 13d-1(b)

      Rule 13d-1(c)

      Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No. 760416107


  1. 	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Dearden, Maguire, Weaver & Barrett, LLC
   	23-2125608


  2. 	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)
		(b)


  3.	SEC Use Only



  4.	Citizenship or Place of Organization

	Pennsylvania Corporation




Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With


  5. 	Sole Voting Power
              470,893


  6. 	Shared Voting Power
              0


  7. 	Sole Dispositive Power
              470,893


  8. 	Shared Dispositive Power
             0

9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  470,893

10.Check if the Aggregate Amount in Row 9 Excludes Certain Shares

11.Percent of Class Represented by Amount in Row (9)
                 4.83%

12.Type of Reporting Person (See Instructions)
                 IA


Item 1.


(a) Name of Issuer

	Republic First Bancorp, Inc


(b) Address of Issuer's Principal Executive Offices

	1608 Walnut Street, Suite 1000
   	Philadelphia, PA 19103

Item 2.


(a) Name of Person Filing

	Dearden, Maguire, Weaver & Barrett, LLC


(b) Address of Principal Business Office or, if none, Residence

	One Tower Bridge, Suite 560
      	100 Front Street
       	West Conshohocken, PA  19428


(c) Citizenship

	Pennsylvania Corporation


(d) Title of Class of Securities

	Common Stock


(e) CUSIP Number

	760416107


Item 3.

If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act
    (15 U.S.C. 78o).


(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c) Insurance company as defined in section 3(a)(19) of the Act
    (15 U.S.C. 78c).


(d) Investment company registered under section 8 of the Investment Company Act f 1940 (15 U.S.C 80a-8).


(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);


(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);


(g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);


(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


(j) Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.


     	*Item 4 is hereby amended and restated due to an error in the initial schedule filing*


(a) Amount beneficially owned:	470,893


(b) Percent of class:		 4.83%


(c) Number of shares as to which the person has:


	(i) Sole power to vote or to direct the vote:  470,893

 	(ii)Shared power to vote or to direct the vote:  0

 	(iii) Sole power to dispose or to direct the disposition of: 470,893

 	(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class


	*Item 5 is hereby amended due to an error in the initial schedule filing. We have not been, to date, the beneficial owners of more than 5% of the stock.*


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Item 6.

Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                     N/A
Item 8.

Identification and Classification of Members of the Group    N/A
Item 9.

Notice of Dissolution of Group      N/A

Item 10.

Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2007
Date

Julie S. Bickel
Signature

Compliance Officer
Title